
August 10, 2023

Keith Jones
Chief Financial Officer
Adeia Inc.
3025 Orchard Parkway
San Jose, CA 95134

      Re: Adeia Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2022
            Filed on March 1, 2023
            File No. 001-39304

Dear Keith Jones:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34

1.   We note your discussion of revenue refers to changes in long-term license agreements as well as changes in non-recurring revenue. In light of the potential variability attributable to non-recurring revenues, revise to separately quantify and discuss recurring revenues and non-recurring revenues for each period presented. Please provide us with proposed future disclosures based on your December 31, 2022 results. Refer to Item 303(b)(2) of Regulation S-K.

Consolidated Financial Statements
Note 4 - Revenue, page F-14

2.   Please tell us what consideration was given to providing revenue disaggregation disclosures based on the pattern of recognition, such as over-time and point in time, to depict the timing and uncertainty of revenues and cash flows. Clarify whether recurring and non-recurring revenues are the same pattern of recognition as over-time and point in time and if not please explain how they differ. Also, tell us your consideration of disaggregation based on the nature of or market vertical for licensing revenues. In this regard, we note that you discuss your media portfolio and semiconductor portfolio in recent earnings calls and presentations. As part of your response, please provide us with such revenue disaggregation information for the periods presented. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Christine Dietz, Senior Staff Accountant at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin Tanji